Exhibit 99.5

EXECUTION VERSION

Forward Pharma A/S

Østergade 24A

1100 Copenhagen K, Denmark

January 17, 2017

To the attention of:

Aditech Pharma AG

c/o Domanda Verwaltungs GmbH

Baarerstrasse 43

6302 Zug

Attention:Florian Schönharting

Email: fs@nordicbiotech.com

Re: Aditech Addendum

Ladies and Gentlemen:

We refer to the proposed addendum to the Patent Transfer Agreement, dated May 4, 2010, between Aditech Pharma AG (“Aditech”) and Forward Pharma A/S (“Forward Pharma” and, together with Aditech, the “Parties”) attached hereto as Exhibit A to be entered into by Aditech and Forward Pharma, to be dated as of the date of this letter agreement (the “Aditech Addendum”). Capitalized terms used and not defined in the body of this letter agreement (the “Agreement”) or Appendix I hereto shall have the meaning ascribed in the Aditech Addendum.

1.              Escrowed Countersignatures to the Aditech Addendum. The Parties hereby acknowledge and agree that, simultaneous with the execution of this Agreement, each Party has executed and delivered to the other Party a counterpart of a signature page to the Aditech Addendum by electronic image scan transmission (the “Countersignatures”) to be held in escrow by the other Party pending the satisfaction of the conditions set forth in this Agreement. The Parties further acknowledge and agree that the Countersignatures shall be automatically released from escrow, without any further action by any Person, upon the satisfaction of the conditions set forth in Section 2 of this Agreement. The Parties further acknowledge and agree that the delivery of a Countersignature pursuant to and in accordance with this Section 1 shall be irrevocable, except in the event this Agreement is terminated pursuant to and in accordance with Section 8 of this Agreement.

2.              Conditions to Release of Each Party’s Countersignature. The release from escrow of each Party’s Countersignature pursuant to and in accordance with Section 1 of this Agreement is subject to the satisfaction of the following conditions:

a.              Forward Pharma shall have obtained the affirmative vote (in person or by proxy) of holders of at least two-thirds of the outstanding Ordinary Shares entitled to vote thereon, voting together as a single class, to approve the Aditech Addendum, the License Agreement and the transactions contemplated by the Aditech Addendum and the License Agreement (the “Shareholder Approval”) at a duly called and convened meeting of Forward Pharma’s holders of its Ordinary Shares (the “Shareholders’ Meeting”); and

b.              No restraining order or injunction or other Order issued by any Governmental Entity of competent jurisdiction or Law or other legal restraint or prohibition, whether temporary or permanent, restraining, enjoining, preventing, prohibiting or otherwise making illegal the Aditech Addendum or the transactions contemplated by the Aditech Addendum shall be in effect

3.              Effectiveness of the Aditech Addendum. The Parties hereby acknowledge and agree that upon the release from escrow of each Party’s Countersignature pursuant to and in accordance with Section 1 of this Agreement, the Aditech Addendum shall be treated for all purposes as if executed and delivered by the Parties on the date of this Agreement, notwithstanding the release from escrow of the Countersignatures on a later date.

4.              Representations and Warranties. Each Party represents and warrants to the other Party as of the date of this Agreement as follows:

a.              Organization. Such Party is duly organized and validly existing under the Laws of its jurisdiction of organization.  Such Party has the requisite power and authority to execute, deliver and perform its obligations under this Agreement.

b.              Authority. This Agreement has been duly authorized, executed and delivered by such Party and constitutes a legal, valid and binding agreement of such Party, enforceable in accordance with its terms, except to the extent that enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting enforcement of creditors’ rights or by general equitable principles.

c.               Noncontravention.  The execution, delivery and performance by such Party of this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under any Contract to which such Party or any of its Affiliates is a party or by which such Party or any of its Affiliates is bound or to which any of the property or assets of such Party or any of its Affiliates is subject, (ii) violate any provision of the organizational documents of such Party or any of its Affiliates or (iii) violate any Law or

Order applicable to such Party or any of its Affiliates or their respective properties, except, in the case of clauses (i) and (iii), as would not reasonably be expected to impair in any material respect the ability of such Party to perform its obligations under this Agreement; and no filing with or Consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity, is required for the execution, delivery and performance by such Party of its obligations under this Agreement, except for where the failure to obtain or make any such filing, Consent, approval, authorization, Order, registration or qualification would not reasonably be expected to impair in any material respect the ability of such Party to perform its obligations under this Agreement.

5.              Covenants. The Parties hereby acknowledge and agree that during the period beginning on the date of this Agreement until each Party’s Countersignatures are released from escrow pursuant to and in accordance with Section 1 of this Agreement, each Party shall not, and shall not permit any of its Affiliates to, take any action that would, or would reasonably be expected to impair the ability of such Party to perform its obligations under this Agreement or prevent or impede, interfere with, hinder or delay the consummation of any transactions contemplated hereby.

6.              Public Announcements.  Each Party shall consult with the other Party and the Biogen Parties before issuing, and provide the other Party and the Biogen Parties the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Aditech Addendum and the transactions contemplated by the Aditech Addendum, and shall not issue any such press release or make any such public statement without the prior consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned) and the Biogen Parties, except (a) as required by applicable Law, judicial or legal process or by obligations pursuant to any listing agreement with any securities exchange or the SEC or (b) for press releases or other public statements which only include information relating to this Agreement, the Aditech Addendum and the transactions contemplated by the Aditech Addendum that has been previously made public in accordance with the terms of this Agreement or (c) announcement of the notice of meeting for the Shareholders’ Meeting on Forward Pharma’s website in accordance with the Forward Pharma Articles. The Parties agree that the initial press release to be issued with respect to this Agreement and the Aditech Addendum shall be in the form heretofore agreed to by the Parties and the Biogen Parties in writing.

7.              Confidentiality.  Each Party shall keep confidential, and shall instruct its officers and employees and, solely when acting in their capacity as the following, attorneys and other advisors and representatives (collectively “Representatives”) to keep confidential, information relating to the other Parties, the Biogen Parties and their respective Affiliates provided by such other Parties, the Biogen Parties or any of their respective Affiliates (each a “Disclosing Party” and, collectively with its respective Affiliates, the “Disclosing Parties”) to such receiving Party or any of its Affiliates (a “Receiving Party” and, collectively with its respective Affiliates, the “Receiving Parties”) and its Representatives pursuant to or in connection with this Agreement (the “Confidential Information”), except as may otherwise be requested or required by (i) applicable Law or stock exchange requirements or (ii) judicial or legal process or by any Governmental Entity, in which case the Receiving Party will, to the extent permitted by applicable Law, provide the Disclosing Parties with prompt written notice of such requirement so that the Disclosing Parties may seek an appropriate protective order (at the Disclosing Parties’ sole expense).  For purposes hereof, “Confidential Information” shall not include any information that (A) was or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or any of its Representatives in violation of this Section 7, (B) was or becomes available to the Receiving Party or any of its Representatives from a source other than a Disclosing Party; provided that the provision of such information from such source is reasonably believed by the Receiving Party or its Representatives, as applicable, not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to a Disclosing Party, (C) at the time of disclosure is already in the possession of the Receiving Party or any of its Representatives; provided that such information is reasonably believed by the Receiving Party or its Representatives, as applicable, not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to a Disclosing Party or (D) was independently developed by the Receiving Party or any of its Representatives on the Receiving Party’s behalf without reference to, incorporation of, or other use of any Confidential Information. The Parties acknowledge that Forward Pharma will file the License Agreement and the Aditech Addendum with the SEC promptly after the date of this Agreement and that Forward Pharma will also on or after the date of this Agreement make the License Agreement and the Aditech Addendum publically available on its website as part of the materials distributed to the holders of its Ordinary Shares in advance of the Shareholders’ Meeting.

8.              Termination. This Agreement shall terminate automatically, without any further action by any Person, if (i) the Shareholder Approval is not obtained at the Shareholders’ Meeting duly convened therefor (or, if the Shareholders’ Meeting is adjourned or postponed, at any such adjournment or postponement) or (ii) the Biogen Letter Agreement is terminated in accordance with its terms. This Agreement may be terminated by Aditech prior to the release from escrow of its Countersignature pursuant to and in accordance with Section 1 of this Agreement if the conditions to release set forth in Section 2 of this Agreement shall not have been satisfied by March 28, 2017.

9.              Effect of Termination. In the event of termination of this Agreement pursuant to and in accordance with Section 8 of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Forward Pharma or Aditech except that (i) Sections 6, 7, 12, 13, 14, 16, 17, 18, 19 and 20, and this Section 9 of this Agreement shall survive any such termination of this Agreement and (ii) nothing contained herein (including any termination of this Agreement) shall relieve any Party from liability arising out of or related to any breach of this Agreement (including any breach of any representation or warranty in this Agreement) occurring prior to the termination of this Agreement. For the avoidance of doubt, upon termination of this Agreement pursuant to and in accordance with Section 8 of this Agreement, each Party’s Countersignature shall automatically become null and void and of no further force or effect.

10.       Assignment. The Parties hereby acknowledge and agree that this Agreement may not be assigned, in whole or in part, by any Party without the prior written consent of the other Party; provided, that the prior written consent of the Biogen Parties will also be required for any such assignment.

11.       Amendment; Extension; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties; provided, that the prior written consent of the Biogen Parties will also be required for any such amendment; provided, further, that there shall be no amendment or change to the provisions hereof which by applicable Law would require further approval by the shareholders of Forward Pharma without such shareholder approval.  Any agreement on the part of a Party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party; provided, that the prior written consent of the Biogen Parties will also be required for any such extension or waiver; provided, further, that there shall be no waiver of this Agreement which by applicable Law requires further approval by the shareholders of Forward Pharma without such shareholder approval.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

12.       Entire Agreement; Third Party Beneficiaries. This Agreement, the Patent Transfer Agreement and the Aditech Addendum (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties and their Affiliates, or any of them, with respect to the subject matter of this Agreement, the Patent Transfer Agreement and the Aditech Addendum and (ii) are not intended to confer upon any Person other than the Parties hereto or thereto, as applicable, any rights or remedies; provided, however, that the Parties hereby acknowledge and agree that the Biogen Parties shall be express third party beneficiaries of this Agreement, the Patent Transfer Agreement and the Aditech Addendum

and shall have the right to directly enforce the terms and provisions of this Agreement, the Patent Transfer Agreement and the Aditech Addendum.

13.       Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by registered or certified mail (postage prepaid, return receipt requested) or by email with a copy by mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice) (each, a “Notice”):

if to Forward Pharma, to:

Forward Pharma A/S
Østergade 24A
1100 Copenhagen K, Denmark
Attention:	Florian Schönharting
Email:	fs@nordicbiotech.com

and

with a copy to (which copy does not constitute notice):

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Michael A. Gordon
Scott M. Freeman
Email:	mgordon@sidley.com
sfreeman@sidley.com

if to Aditech, to:

Aditech Pharma AG
c/o Domanda Verwaltungs GmbH
Baarerstrasse 43
6302 Zug
Attention:	Florian Schönharting
Email:	fs@nordicbiotech.com

with a copy to (which copy does not constitute notice):

Lundgrens Lawfirm P/S
Tuborg Havnevej 19
Attention:	Christian Bredtoft Guldmann
Email:	cbg@lundgrens.dk

In the case of any Notice, with a copy to:

Biogen Swiss Manufacturing GmbH
Biogen International Holding Ltd.
c/o Biogen Inc.
225 Binney Street
Cambridge, MA 02142
Attention:	General Counsel
Email:	susan.alexander@biogen.com

14.       Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date of this Agreement” shall be deemed to refer to January 17, 2017.  Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to articles, sections and appendices shall be construed to refer to articles and sections of, and appendices to, this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

15.       Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.  Delivery of an executed counterpart of a signature page of this

Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

16.       Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 16 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions are fulfilled to the extent possible. Notwithstanding the foregoing, the Parties intend that this Section 16 be construed as an integral provision of this Agreement and that the provisions of this Agreement shall not be severable in any manner that diminishes a Party’s rights hereunder or increases a Party’s liability or obligations hereunder.

17.       GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE KINGDOM OF DENMARK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

18.       Dispute Resolution. Any controversy, claim or dispute brought by a Party arising out of or relating to this Agreement or any breach hereof, including any dispute concerning the existence or validity of the Agreement, shall be brought before the Danish Maritime and Commercial Court in Copenhagen.

19.       Specific Enforcement.  The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the Parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated hereby and without such right, none of the Parties would have entered into this Agreement.

20.       Costs. Each Party shall bear its own costs, fees and expenses incurred in connection with this Agreement, the Aditech Addendum and the transactions contemplated by the Aditech Addendum.

IN WITNESS WHEREOF, each of the undersigned Parties have caused this Agreement to be signed by its signatories thereunto duly authorized as of the date first written above.

ADITECH PHARMA AG,

By:
Name: Michael Forer
Title: Director

[Signature Page to Aditech Letter Agreement]

FORWARD PHARMA A/S,

By:
Name: Florian Schönharting
Title: Chairman of Board of Directors

Name: Grant Lawrence
Title: Member of Board of Directors

Name: Karen Smith
Title: Member of Board of Directors

Name: Jan van de Winkel
Title: Member of Board of Directors

[Signature Page to Aditech Letter Agreement]

Appendix I

Definitions

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of shares of share capital or other equity or voting interests, by Contract or otherwise, including the ownership, directly or indirectly, of shares of share capital or other equity or voting interests having the power to elect a majority of the board of directors or comparable body governing the affairs of such Person.  Such other Person shall be deemed to be an Affiliate only so long as such control exists.

“Biogen Parties” means Biogen Swiss Manufacturing GmbH and Biogen International Holding Ltd.

“Biogen Letter Agreement” means the letter agreement by and among Forward Pharma, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and the Schönharting Parties (as defined in the License Agreement), dated as of the date hereof.

“Consent” means actions or non-actions, waivers, approvals, licenses, permits, orders or other authorizations and consents.

“Contract” means any contract, agreement, deed, lease or similar instrument, and any legally binding obligation, commitment, arrangement or understanding, whether written or oral.

“Governmental Entity” means (i) any legislative, judicial or administrative authority, including any federal, state, local or foreign government (including, in each case, any self-regulatory organization), (ii) any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign or (iii) any officials of any of the entities set forth in subclauses (i) or (ii).

“Forward Pharma Articles” means the articles of association of Forward Pharma, as amended to the date of this Agreement.

“Laws” means, collectively, any applicable statute, law, ordinance, decree, order, rule, regulation, treaty, principle of common law, directive, resolution, code, stock exchange rule, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“License Agreement” means the Settlement and License Agreement attached as Exhibit A to the Biogen Letter Agreement.

“Litigation” means any demand, suit, claim, counterclaim, action, cause of action, administrative action, arbitration, investigation, assessment or proceeding of any kind including any opposition proceeding.

“Order” means any Law or judgment, order, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree, including any binding decree of any arbitrator.

“Ordinary Shares” means the ordinary shares of Forward Pharma, nominal value 0.10 DKK per share.

“Person” means any individual, partnership, association, corporation, limited liability company, trust, governmental authority or other legal person or legal entity.

“SEC” means the U.S. Securities and Exchange Commission, or any successor Governmental Entity.

EXHIBIT A

ADITECH ADDENDUM